
02057337


RECD S.E.C.
SEP 6 - 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2002


PROCESSED
SEP 10 2002
THOMSON
FINANCIAL

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F__X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE
AERONÁUTICA S.A.

Dated: September 6, 2002

By: 

Name: Carlos Rocha Villela
Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's Announcement to Shareholders related to the exercise of stock options and increase in capital, dated September 3, 2002.

EXHIBIT 1


EMBRAER

ANNOUNCEMENT TO SHAREHOLDERS

São José dos Campos, São Paulo, Brazil, September 3, 2002. In accordance with Embraer – Empresa Brasileira de Aeronáutica S.A.'s stock option plan for its management and employees, including those of its subsidiaries, which was approved at Embraer's special shareholders' meeting held on April 17, 1998, Embraer hereby informs its shareholders that based on item 7.1(a) of the stock option plan, holders of stock options representing 377,131 preferred shares of Embraer decided to exercise such options on September 3, 2002. As a result, Embraer's capital was increased by R$ 456,210.00, being paid-in in cash or by means of the conversion of credits held by the holders of the stock options against Embraer.

Embraer's capital was therefore increased from R$1,646,827,340.37 to R$1,647,283,550.37, consisting of a total of 711,722,224 shares without par value, of which 242,544,448 are common shares, including one of a special class, and 469,177,776 are preferred shares.

This capital increase will be ratified in the next meeting of Embraer's Board of Directors and the amendment to article 5 of Embraer's bylaws will be approved in the next special shareholders' meeting.

The preferred shares issued as a result of the exercise of the stock options will, as of September 3, 2002, have the same characteristics and conditions as the outstanding preferred shares and will also be entitled to the integral rights and advantages established in Embraer's bylaws for its preferred shares.

Antonio Luiz Pizarro Manso
Executive Vice- President
Corporate & CFO